BRANDYWINE REALTY TRUST
555 East Lancaster Avenue
Radnor, Pennsylvania 19087
April 30, 2009
VIA EDGAR AND FACSIMILE
Erin E. Martin, Esquire
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile: (703) 813-6984

Re:	Brandywine Realty Trust Registration Statement No. 333-158590 on Form S-3 (the “Registration Statement”)
Dear Ms. Martin:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), on behalf of Brandywine Realty Trust, a Maryland real estate investment trust (the “Company”), I respectfully request that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act at 12:00 p.m., New York time, on May 4, 2009 or as soon thereafter as practicable.
     I hereby acknowledge the following:
•	that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Companies from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	that the Companies may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 30, 2009

     Please notify the undersigned of the effectiveness of the Registration Statement by a telephone call to (610) 832-4980, and please also confirm such effectiveness by facsimile to (610) 325-5622.

Very truly yours, Brandywine Realty Trust
By:	/s/ Gabriel J. Mainardi
	Name:	Gabriel J. Mainardi
	Title:	Vice President, Accounting & Treasurer

cc:	Michael H. Friedman, Esquire Pepper Hamilton LLP